Exhibit 6.6

 CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS BOTH NOT MATERIAL AND IS THE TYPE OF INFORMATION THE COMPANY TREATS AS PRIVATE OR CONFIDENTIAL

TERRACYCLE ZERO WASTE BAG COLLECTION SERVICES AGREEMENT

This TerraCycle Zero Waste Bag Collection Services and Licensing Agreement (“Agreement”) is entered into by and between HBSCO LLC. (hereinafter referred to as “HBS”) and TerraCycle US, LLC (hereinafter referred to as “TerraCycle”) (each herein a “Party” together the “Parties”) this ____12th ____day of __ October ____, 2022 (“Effective Date”).

Whereas, TerraCycle, based in Trenton, New Jersey, works with companies to develop platforms to collect and recycle traditionally hard to recycle or non-recyclable products and packaging, and to provide consultation to companies to effectively communicate such recycling to consumers and

Whereas, HBS is a waste management company based in Firestone, Colorado providing resource management expertise and services to residential, commercial, municipal and industrial customers, as well as homebuilders, in the areas of solid waste collection and disposal, transfer and recycling services, and

Whereas, the Parties wish to work together to integrate a TerraCycle’s Zero Waste Bag (the “ZW Bags”) into and along services being provided by HBS as described in more detail herein.

Now, in consideration of the mutual covenants and obligations set forth herein, the Parties agree as follows:

1.            Term. Except as otherwise set forth herein, the term of this Agreement shall be for a period of 1 (one) year from the Effective Date (the “Initial Term”). This Agreement may be renewed for additional one (1) year terms (each a “Renewal Term”) as mutually agreed upon by both Parties in writing at least thirty (30) days prior to the end of the then current Term. The Initial Term together with any Renewal Terms shall be referred to herein as the “Term.”

2.            Description of Program. The parties will operate a collection and recycling program (hereinafter “Program”) for hard-to-recycle materials defined in Exhibit 1 (“Accepted Materials”) leveraging TerraCycle ZW Bags and HBS collection, sorting and/or transportation services. The Program details are further described in Exhibit 2.

a.            Program Geographies. The parties shall agree, in writing, to the geographies in which they agree to launch the Program. These agreed upon geographies (hereinafter “Geographies”) shall be added to Exhibit 3 which shall become part hereof and which may be amended by the parties by and through written agreement. Further details concerning a right of first offer for additional Program locations is further described in Section 6c. herein.

3.            Scope of Services. The Parties shall provide services set forth below in connection with the Program.

a.	HBS Services:

(i)            HBS shall provide collection of all ZW Bags, sorting of ZW Bags from the mixed recycling, and where necessary and agreed upon, the delivery of empty ZW Bags.

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(ii)           HBS shall also provide appropriate staging of ZW Bages until transportation of Material has been arranged as further described in Exhibit 2

(iii)          PR and marketing support shall be provided as agreed to by the Parties in writing.

b.	TerraCycle Services:

(i)            TerraCycle shall design the collection ZW Bags and any other supplies as may be agreed to by the Parties in writing, and arrange for their manufacturing, in consultation with HBS.

(ii)           TerraCycle shall sell ZW Bags directly to consumers and, where required by the Program, deliver ZW Bags to consumers.

(iii)          TerraCycle shall also provide additional design, IT and marketing services, in consultation with HBS, as set forth herein or as may be agreed to by the Parties in writing.

c.            Accepted Materials. Prior to the launch of the Program, the Parties shall confer and agree, in writing, on which waste streams will be accepted through the Program (hereinafter “Accepted Materials”). This list of acceptable waste streams shall be added to Exhibit 1 and shall merge and be part of this Agreement and may be updated by and through written agreement of the Parties.

d.            Non-Compliant Material. The Parties agree that all compliant and recoverable Accepted Material collected through the Program will be aggregated, stored, and later recycled in accordance with the laws of the Territory (herein defined as being the United States), though non-compliant materials may be collected not due to the fault of either Party, but due to the consumer’s intentional or mistaken placement of such non-compliant Material into the collection stream. TerraCycle, at its sole discretion, and with using all commercially reasonable efforts, will either recycle such non-compliant material or use them for research and development purposes. All compliant Material collected through the Program will be recycled in accordance with the laws of the Territory. TerraCycle will utilize the services of third-party strategic processing facilities to process the collected Material and/or move them down the appropriate supply chain as needed.

e.            Supplies. The Parties agree that the costs of gaylords and pallets shall be shared equally between the Parties. The Parties shall agree on the type of gaylords and pallets to be purchased, as well as the number to be purchased, in writing (email shall suffice).

4.	Grant of Licensing Rights.

a.	HBS’s Grant. HBS has the right to license its trademarks, trade dress, trade names, logos, designs or variations thereof (“HBS Trademarks”) and hereby grants TerraCycle a non- exclusive, limited, royalty-free, license to use the HBS Trademarks solely in connection with its marketing and promotional materials for the promotion of the Program and only in the agreed upon Geographies for the Term of this Agreement. Any such use of Customer Trademarks shall be approved in advance by HBS.

b.	TerraCycle’s Grant. TerraCycle has the right to license and hereby grants a royalty-free, limited, non-exclusive, non-transferable, revocable, license to use the TerraCycle name + Logo, TerraCycle Bag and TerraCycle Home, Zero Waste Bag trademarks (“TerraCycle Trademarks”) to HBS solely in connection with its marketing and promotional materials for the promotion of the Program and only in the agreed upon Geographies for the Term of this Agreement. Any such use of TerraCycle Trademarks shall be approved in advance by TerraCycle.

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c.	Infringements. If either party learns that a third party may be infringing on the other party’s Trademarks, the party who learned of such infringement, shall promptly tell the other party and give other party any additional details that it knows about the use. The party whose Trademark is being infringed shall decide what action to take and the party who learned of such infringement will cooperate with the other party, at the other party’s expense, in any action it takes to stop all such infringements.

5.	Advertising.

a.	TerraCycle’s Advertising Materials.

i.            TerraCycle will send HBS draft copies of all advertising, promotional, press releases, and other materials bearing the HBS Trademarks (“TerraCycle Advertising Materials”) before TerraCycle prints them. TerraCycle will obtain HBS’s approval before producing them.

ii.           HBS will use reasonable efforts to approve or disapprove any of TerraCycle’s Advertising Materials within five (5) business days.

iii.          TerraCycle is responsible for ensuring that all of its Advertising Materials comply with all applicable laws, regulations, standards and industry practices.

b.	HBS’s Advertising Materials.

i.            HBS will send TerraCycle draft copies of all advertising, promotional, press releases, and other materials bearing TerraCycle’s Trademarks (“HBS Advertising Materials”) and obtain TerraCycle’s approval before distributing them.

ii.           TerraCycle will use reasonable efforts to approve or disapprove any of HBS’s Advertising Materials within five (5) business days.

iii.          HBS is responsible for ensuring that all of its Advertising Materials comply with all applicable laws, regulations, standards and industry practices.

c.	Marketing/Advertising Costs

i.            The Parties shall [*****] share all marketing costs associated with any and all marketing on which the Parties have agreed to in writing, in an amount not to exceed [*****] per party, for a total of $[*****] for the Term unless agreed otherwise in writing. Payment shall be made within thirty (30) days of presentation of invoice. Parties shall submit documentation (which may be an invoice) which substantiates the marketing costs submitted for allocation between the parties.

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ii.            To the extent a Party incurs a cost associated with marketing which has not been mutually agreed to by the parties, the Party incurring that cost shall be solely responsible.

iii.            Only directly incurred marketing and advertising costs shall be subject to allocation between the parties. Time spent by respective corporate employees, etc. shall not be charged to either Party (by way of example, an individual hired to hold a sign marketing the service may be included in marketing costs to be allocated).

iv.            To support marketing and advertising efforts, and to expand participation, TerraCycle shall make best efforts to deliver three (3) or more brand-sponsored TerraCycle ZW Bag events, in which consumer brands fund the service for select materials, during the course of the Initial Term.

v.            The Parties may agree to promotions such as the offer of a free ZW Bag for customers who purchase several ZW Bags at one time. In the event the parties agree to such a promotion, the Base Price of the free ZW Bag shall be absorbed [*****] between the parties. As TerraCycle is purchasing the ZW Bags, HBS’s [*****]% share of any free ZW Bags shall be paid to TerraCycle as provided for in Paragraph 5 below.

vi.            The Parties may also agree to additional promotions and marketing such as setting aside agreed upon amounts from ZW Bag sales to be utilized for the construction and installation of benches made from recycled materials. In the event the Parties agree to such a promotion, the amounts to be set aside from ZW Bag sales shall be in [*****] amounts. For example, if the Parties agree to withhold $[*****] from each ZW Bag sale, $[*****] shall come from each Party. TerraCycle shall invoice HBS as provided for in Paragraph 5 below.

5.	Payments and Fees.

a.      Service Fee to HBS. Specific pricing is defined in the Pricing Schedule within Exhibit 2. The parties may elect to change the pricing upon mutual agreement in writing. Changes in pricing shall be reasonable and consent to such change shall not be unreasonably withheld. To the extent new ZW Bags, products or waste streams are added which may impact pricing, the Parties shall consult as to any adjustments in pricing. The amount due HBS, based on the Pricing Schedule set forth in Exhibits 2 shall be paid by TerraCycle to HBS within thirty (30) days after the end of each quarter. For the avoidance of doubt, and by way of example, if within the first quarter upon commencement of the program TerraCycle sells [*****] large ZW Bags for a total of $[*****], HBS would be entitled to $[*****] which shall be paid by TerraCycle to HBS within thirty days after the end of the quarter.

b.     Startup Fee. HBS will also pay TerraCycle a one-time startup fee (“Startup Fee”) in the amount of [*****] which amount shall cover the construction and design of a microsite, operational testing, opening inventory of co-branded ZW Bags. The Startup fee shall be billable upon the signing of this Agreement and paid within thirty (30) days of invoice.

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c.      Marketing Costs. TerraCycle shall invoice HBS for HBS’s share of the [*****]% share of agreed upon marketing costs as provided for Paragraph 4(c) and any other agreed upon costs as provided for subparagraphs 4(c)(v) and (vi) above. TerraCycle shall invoice these amounts quarterly and HBS shall make payment on the invoices within thirty (30) days of receipt of invoice.

6.	Exclusivity

a.      TerraCycle Exclusivity. TerraCycle agrees that it shall not partner with any waste management company that competes with HBS to operate the Program or similar service or launch any independent service similar to the Program in any Geographies in which HBS and TerraCycle have agreed to operate the Program during the term of this Agreement. In the event TerraCycle terminates this Agreement, the exclusivity clause set forth in this section 6a. shall continue for a period of two (2) years in the State of Colorado.

b.     HBS Exclusivity. HBS agrees that it shall not partner with any other company to operate the Program or similar service or launch any independent services similar to the Program anywhere during the term of this Agreement. In the event HBS terminates this Agreement, the exclusivity clause set forth in this section 6b. shall continue for a period of two (2) years in Colorado after the termination of this Agreement.

The Parties agree that the exclusivity restrictions shall only apply to B2C programs, and must include the elements of a bag-based (for the avoidance of doubt this shall also mean “bags”) capture of a wide range (For the avoidance of doubt, wide range shall more than 1) of hard to manage materials, all to be recycled, via the usage of sponsored and/or or consumer purchased bags, and not B2B programs operated by HBS.

c.      Right of First Offer. In the event TerraCycle either independently or with a third party seeks to launch a service similar to the Program in a geography in which HBS operates but in which TerraCycle and HBS have not agreed to operate the Program, HBS shall have the right of first offer (“ROFO”) to partner with TerraCycle to operate the Program. HBS shall indicate its decision, in writing, within fifteen (15) days of receiving notice from TerraCycle. In the event HBS declines to exercise this ROFO, TerraCycle shall have the right to launch and operate the Program or similar service, either independently or with a third party without any limitation in that geography. This ROFO shall also extend to any geography in which TerraCycle independently already operates the TerraCycle ZW Bag collection (also known as TerraCycle Home) recycling service. The geographies in which HBS currently operates is set forth in Exhibit 4.

7.      Data. The parties acknowledge and agree that, to the extent either party collects data (consumer name, address, etc.) which may need to be shared in order to perform the services under this Agreement, the parties shall enter into a formal Data Sharing Agreement (“DSA”) with appropriate confidentiality provisions.

8.	Warranties.

a.      The Parties hereby represent and warrant that the making of this Agreement: (i) does not violate any agreements, rights or obligations of any person, firm or corporation, (ii) exhibit and conduct behavior in a manner consistent with the high image, reputation and credibility of HBS and HBS activities, and (iii) not engage in any activities that reflect adversely on HBS.

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b.     HBS hereby represents that it will use best efforts to maintain those ZW Bags that are stored in its warehouse, in good order and support the Program. So long as the ZW Bags contain Accepted Material, HBS also represents that no ZW Bags (or contents therein) will be incinerated or sent to landfill, except in the event of broken ZW Bags, missed ZW Bags (defined as those either missed by MRF employees, inadvertently not separated out of regular recycling, etc), and/or ZW Bags otherwise known to contain non-compliant Material. During the Initial Term, HBS will keep record of any known broken, missed, or non-compliant ZW Bags.

c.     Without limiting the foregoing, the Parties shall: (i) ensure its performance and all Services are provided in a timely and professional manner by appropriately skilled personnel, (ii) conform to reasonable industry standards for quality, and (iii) are free from material errors or defects, and are performed in compliance with (and will not cause or create any violation of) any and all applicable laws and regulations.

d.     Additionally, The Parties represent and warrant that: (i) they will comply, to the best of its knowledge, with the applicable legal requirements and industry standards as called for by the national laws of the countries where they do business; (ii) will compensate its employees fairly by providing wages and benefits that comply with the national laws and prevailing local standards in the countries where they does business; (iii) will maintain reasonable employee work hours that comply with the local standards and applicable national laws of the countries where they does business; (iv) will provide its employees with safe and healthy working conditions; and (v) will protect the environment in its manufacturing process, if applicable.

9.	Indemnification.

Definitions.

“Claim” means any claim for an out-of-pocket expense, liability, damage, injury, loss, claim, suit, judgment, and expense (including reasonable legal fees and court costs).

“Indemnifying Party” means the party required to indemnify under this Section. Each party is responsible under this Section for the actions of its directors, officers, employees, agents, and subcontractors.

“Indemnitee” means the party or individual entitled to indemnification (including the party’s affiliates, shareholders, directors, officers, employees, agents, subcontractors, suppliers, and customers).

Indemnification by Both HBS and TerraCycle. Unless this Agreement says otherwise, the Indemnifying Party will indemnify, defend and hold the Indemnitee harmless from Claims arising from the Indemnifying Party’s: (i) breach of this Agreement, or (ii) acts or omissions related to this Agreement. For the avoidance of doubt, the Indemnifying Party will not be responsible to the extent that any Claim results from the acts or omissions of a potential Indemnitee.

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Handling Indemnified Claims. An Indemnitee must notify the Indemnifying Party of a Claim and the related facts as soon as possible (but no later than ten (10) days after learning of the Claim), otherwise the Indemnitee (while still entitled to indemnification) will be responsible for any harm that results from such delay.

The Indemnifying Party may take over the defense of any indemnified Claim upon notice to the Indemnitee, in which case the Indemnitee agrees not to admit liability, settle, compromise, or discharge the Claim. If an Indemnifying Party refuses to take over an indemnified Claim, then it must pay the Indemnitee’s counsel’s fees and expenses.

The Indemnifying Party will pay to an Indemnitee, payments relating to an indemnified Claim within fifteen (15) days after written demand for payment from the Indemnitee.

10.    LIMITATION OF LIABILITY. EXCEPT WITH RESPECT TO DAMAGES FOR THE UNAUTHORIZED USE, DISCLOSURE, MISAPPROPRIATION OR INFRINGEMENT OF INTANGIBLE PROPERTY SUBJECT TO COPYRIGHT, PATENT RIGHT, TRADE SECRET OR OTHER PROPRIETARY RIGHTS, NEITHER PARTY SHALL BE LIABLE TO THE OTHER FOR INCIDENTAL PUNITIVE, OR CONSEQUENTIAL DAMAGES, REGARDLESS OF WHETHER SUCH DAMAGES ARE FORESEEABLE OR WHETHER SUCH DAMAGES ARE DEEMED TO RESULT FROM THE FAILURE OR INADEQUACY OF ANY EXCLUSIVE OR OTHER REMEDY.

11.	Insurance.

a.      The Parties will maintain, at their respective cost, commercial general liability insurance (sometimes called public liability insurance) covering its obligations under this Agreement from a carrier with an AM Best rating of at least A-VII (or the equivalent) with combined single limits of at least the equivalent of [*****] per occurrence and in the aggregate of not less than [*****] with respect to products and completed operations liability.

b.      The Parties must comply with the applicable workers’ compensation legislation in force in the location where they are doing the work. Each Party shall also carry Employer’s Liability insurance with limits of at least [*****] may use primary plus umbrella coverage to reach the required limits.

c.      Automobile Liability Insurance covering hired, owned and non-owned vehicles with coverage of at least [*****] per occurrence, combined single limit for bodily injury and property damage;

d.     At any time that either Party may reasonably request it, a Party must provide a certificate of insurance that shows that these required coverages are in place and confirms that the other Party shall receive at least thirty (30) days’ prior written notice of any cancellation, termination, or material change in coverage. Both Parties must maintain all insurance required under this Section for as long as this Agreement is in effect. All required insurance coverages must be on an occurrence basis.

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12.	Term and Termination.

Termination: Either party may terminate this Agreement by written notice to the other at any time if that other party: (a) commits a breach of this contract and, in the case of a breach capable of remedy, it fails to remedy the breach within fourteen (14) business days of being required to do so in writing (unless otherwise agreed upon by the parties); or (b) becomes insolvent, or has a liquidator, receiver, manager or administrative receiver appointed. Either party may terminate this Agreement for any reason whatsoever, and without any cause necessary, upon ninety (90) days written notice to the other party.

(b)   Discontinue Use of the Trademarks. Upon termination of this Agreement, both parties shall immediately stop using the other party’s Trademarks and Advertising Materials.

13.	Confidentiality.

a.     Protecting Confidential Information. Each Party will treat as confidential any non-public or proprietary information that the other Party may receive from or learn about each Party or its business model and methods (“Confidential Information”). Confidential Information may only be disclosed to employees, agents and subcontractors on a need-to-know basis. The disclosing party of such Confidential Information (the “Disclosing Party”) owns the Confidential Information and, when this Agreement expires or terminates, the Party to whom Confidential Information is disclosed (the “Receiving Party”) must return it, together with any copies thereof, to the Disclosing Party if requested. Employees, agents and subcontractors must protect the Confidential Information in the same way that a Party to this Agreement is required. Both Parties also must keep confidential anything regarding this Agreement. Confidential Information may only be used in connection with the performance of services set forth in this Agreement and may not be used to compete, circumvent, or bypass the other Party. If the Receiving Party violates this Section 13, the Disclosing Party would be seriously harmed and may seek a court order or other injunctive relief to require the Receiving Party to comply with these confidentiality obligations, prevent further violations, and obtain any other available relief. If a Party brings an action based on a breach of this Section 13, the other Party agrees to waive the requirements for the posting of a bond.

b.     Exceptions. Parties do not have to keep confidential any information that is: (a) public at the time of disclosure or becomes public afterward (unless the party to whom such information was disclosed made it public in violation of this Agreement), (b) known to the Receiving Party before it was disclosed by the Disclosing Party as documented by the Receiving Party’s business records, (c) told to the Receiving Party by an independent party (unless their disclosure violated confidentiality obligations owed to the Disclosing Party), or (d) authorized by the Disclosing Party in writing.

c.      Court Orders. In case Confidential Information is required to be disclosed by the Receiving Party by virtue of a court order or statutory duty, the Receiving Party shall be allowed to do so, provided that it shall, without delay, inform the Disclosing Party in writing of receipt of such order or coming into existence of such duty and enable the Disclosing Party to seek protection against such order or duty.

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14.	Resolving Disputes.

(a)    Disputes. If a claim or dispute arises out of this Agreement or its performance, the parties agree to endeavor in good faith to resolve it equitably through negotiation or mediation or, if that fails, through non-binding arbitration under the rules of the American Arbitration Association, before having recourse to the courts. Mediation and arbitration shall take place at a location mutually agreed to by the parties However, prior to or during negotiation or mediation, either party may initiate litigation that would otherwise become barred by a statute of limitations.

15.	General Provisions.

a.      Counterparts. Each Party may sign separate signature pages of this Agreement, which together will constitute an original signed version of this Agreement.

b.      Entire Agreement, Amendment, and Waiver. Any reference to “Agreement” includes this Agreement and any and all exhibits, attachments and amendments. This Agreement is the entire agreement between the parties concerning the Products and the Program and no prior discussion, agreement, or conduct between the Parties will affect it. Any changes to this Agreement must be in a written document signed by both Parties. Neither Party waives any rights under this Agreement by delaying or failing to exercise them.

c.      Negotiated Agreement. This Agreement has been negotiated by the Parties and neither Party will be deemed its author, nor will the Agreement be construed against either Party.

d.      Force Majeure. Neither Party will be liable to the other for failure to perform under this Agreement, in whole or in part, when such failure is due to governmental restrictions, failure of utilities, strikes, labor troubles, riots, storms, fires, explosions, floods, wars, embargoes, blockades, legal restrictions, insurrections, acts of God or any other cause similar thereto which is beyond the reasonable control of a Party. In the event of such delay, the Party unable to perform shall give prompt notice of such Force Majeure event to the other Party

e.      Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware and all claims relating to or arising out of this contract, or the breach thereof, whether sounding in contract, tort or otherwise, shall likewise be governed by the laws of the State of Delaware.

f.       Severability. This entire Agreement should be interpreted to be effective and valid under applicable law. However, if any part of this Agreement is found to be illegal or invalid under applicable law, that part should be stricken or modified to conform to the law without invalidating the remainder of the Agreement. If striking or modifying the Agreement will significantly affect the economic expectations of the parties, the parties will make whatever changes to the Agreement may be necessary to fairly address this impact.

g.      Survival. Termination or expiration of this Agreement will not affect any rights or obligations which expressly survive nor any rights or obligations that accrued before the Agreement’s termination or expiration, whichever happens first. Paragraphs 6(a), 6(b), 9, 10, 12(b), 13, 14, and 15 shall survive Termination.

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h.     Remedies Not Exclusive. Any remedy granted in this Agreement is in addition to any other legal or equitable rights or remedies.

i.      Headings for Convenience. The headings and subheadings in this Agreement are for convenience purposes only and have no substantive effect.

j.      No Public Disclosure. In addition to the confidentiality obligations in Section 13 above, neither Party will publicly disclose the terms of this Agreement or the business relationship between the Parties, nor use the other’s name or intellectual property (including the HBS Trademarks and the TerraCycle Trademarks) without prior written consent of the other Party; however, HBS may disclose this Agreement to a third-party (other than direct competitors of TerraCycle) for strategic “due diligence” purposes so long as the third-party has signed a confidentiality agreement.

k.     No Assignment. Except for an assignment to an affiliate as permitted below, neither Party will assign any of its rights or obligations under this Agreement without the other Party’s written approval, which may not be unreasonably withheld. “Assign” includes all transfers of control, whether by stock or asset transfer or merger. Upon giving notice, either Party may assign this Agreement without the other Party’s consent to any affiliate or to any corporation or entity purchasing all or substantially all of the assets or stock of the assigning Party’s business operations to which this Agreement relates. In the event of a permitted assignment under this Subsection, the assigning Party will have no further obligations arising after the date of the assignment with respect to this Agreement.

IN WITNESS WHEREOF, TerraCycle and HBS have executed this Agreement as of the Effective Date.

HBSCO LLC (“HBS”)		TerraCycle US, LLC (“TerraCycle”)

By:	/s/ Brian Cleveringa	By:	/s/ Daniel Rosen
Name:	Brian Cleveringa	Name:	Daniel Rosen
Title:	CEO	Title:	General Counsel
Date:	10/12/2022	Date:	October 14, 2022

The Company agrees to furnish supplementally a copy of any omitted schedule to the Commission upon request.

EXHIBIT 1

ACCEPTED MATERIALS

EXHIBIT 2

MODEL 1

EXHIBIT 3

AGREED UPON GEOGRAPHIES FOR LAUNCH OF PROGRAM

EXHIBIT 4

GEOGRAPHIES IN WHICH HBS OPERATES